

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2020

Alexandre Mongeon
Chief Executive Officer
Vision Marine Technologies Inc.
730 Boulevard du Cure-Boivin
Boisbriand, Quebec J7G2A7, Canada

> **Re: Vision Marine Technologies Inc.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed September 22, 2020**
> **File No. 333-239777**

Dear Mr. Mongeon:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1 filed September 22, 2020

Prospectus Summary, page ii

1. We note that you completed a 3.7-for-1 reverse stock split on September 3, 2020 and the exchange of 600 Class A shares, being the entire share capital of the company, for 13,850,916 Voting Common Shares on January 20, 2020. Please revise all share and per share information in the filing, including the audited financial statements and the notes thereto, to give retroactive effect to these capital structure changes. Refer to IAS 33.64, SAB Topic 4.C and PCAOB Auditing Standard 4101.

Executive Compensation, page 15

2. Please update your executive compensation disclosure to include your recently completed fiscal year. Please refer to Item 6.B. of Form 20-F.

Capitalization and Indebtedness, page 17

3.   Please refer to Item 3.B of the Form 20-F and revise the table to address the following:
   • Delete the entire assets section since these amounts do not constitute part of your capitalization.
   • Revise the liabilities section to only present your short- and long-term debt amounts using the same captions shown on your interim balance sheet on page F-30.
   • Replace the line item 'Total Liabilities and Shareholders' Equity (Deficit)' with the caption 'Total Capitalization', as that amount will be the summation of your short- and long-term debt and total equity (deficit).
   • Include a footnote to the pro forma column of the table that explains how the proceeds from the sale of common shares issued since March 1, 2020 were used, including, for example, for working capital or other purposes.

Related-Party Transactions, page 50

4.   We note your disclosure that the amounts due to related parties were as of February 29, 2020. Please update to reflect a more recent date.

Note 15. Subsequent Events, page F-46

5.   We note your common stock and stock option issuances for cash and services during the period from March 2020 through September 2020. We further note that the IPO price range is US$8.00 to US$10.00 per common stock, with a mid-point price of US$9.00 or CDN$12.07 per share and that the fair value of your common stock used to value the issuances was CDN$3.70. Please address the following:

   • Describe to us your relationships with the investors who participated in the cash sales of your common stock during that period, including whether you considered them independent unrelated parties of the company.
   • Explain to us how you determined the fair value of your common stock at each of the issuance dates during the period, and tell us the amount of and how you calculated any compensation expense you recorded relating to each issuance.
   • In light of the significant difference between the estimated fair values of your common stock during the period and the estimated IPO mid-point price, please explain to us each significant factor, including events in the history of the company's operations and capitalization, that contributed to the difference between the recent valuations of your common stock leading up to the IPO and the estimated offering price.

       You may contact Beverly Singleton, Staff Accountant, at 202-551-3328 or Martin James, Senior Advisor, at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Manufacturing

cc: William Rosenstadt, Esq.